CERTIFICATE OF INCORPORATION

OF

MAINGEAR, INC.

ARTICLE I

The name of the corporation is Maingear, Inc. (the "*Corporation*").

ARTICLE II

The registered office of the Corporation in the State of Delaware is located at 1679 S. Dupont Hwy., Suite 100, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)   **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, each with a par value of $0.0001 per share. 9,000,000 shares shall be Common Stock, and 1,000,000 shares shall be Preferred Stock.

(B)   **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. The board of directors of the Corporation (the "*Board*") is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon a series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with the applicable protective voting rights or other terms that are now existing or may hereafter be granted to the Preferred Stock or any series thereof in this Certificate of Incorporation ("*Protective Provisions*"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. Subject to compliance with the applicable Protective Provisions, the Board is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Name	Address
Joseph M. Wallin	Carney Badley Spellman, PS
	701 Fifth Avenue, Suite 3600
	Seattle, WA 98104-7010

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board, and the directors need not be elected by ballot unless required by the bylaws of the Corporation (the "*Bylaws*").

ARTICLE VII

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by a director, or for any transaction from which the director will personally receive a benefit of money, property or services to which the director is not legally entitled. If the Delaware General Corporation Law ("*DGCL*") is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted under the DGCL, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE VIII

(A)   **Right to Indemnification**. Each person who was, or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer, he or she is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation, to the full extent permitted by applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section B of this Article VIII with respect to

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proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article VIII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon physical delivery to the Corporation of a written undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article VIII or otherwise.

(B) **Right of Claimant to Bring Suit.** If a claim under Paragraph A of this Article VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The claimant shall be presumed to be entitled to indemnification under this Article VIII upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is so entitled. Neither the failure of the Corporation (including the Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the Corporation (including the Board, independent legal counsel or its stockholders) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.

(C) **Nonexclusivity of Rights.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, amend and repeal the Bylaws.

ARTICLE X

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be signed and attested this _____ day of _____, 2017.

MAINGEAR, INC.

By:_____

Joseph M. Wallin, Incorporator

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